

Daniel Guralnick · 2nd

Cardiologist, Co-founder and CEO at Benevet - connected veterinary health care

Bellevue, Washington, United States · 500+ connections ·

Contact info

Benevet

 **Brown University**

Experience

Co-founder and CEO
Benevet
2017 – Present · 4 yrs
Bellevue

Owner
Guralnick Consulting Services
Jan 2020 – Present · 1 yr 1 mo
Bellevue, Washington, United States

Providing medical-legal cardiology case evaluation and expert witness testimony


Cardiologist
Kaiser Permanente Washington
2017 – Present · 4 yrs

Cardiologist
Group Health Cooperative

2007 – 2017 · 10 yrs
Bellevue, WA

Cardiologist
Pacific Northwest Cardiology
2005 – 2007 · 2 yrs

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Education



Brown University
Cardiovascular Disease Residency Program
2002 – 2005

Virginia Mason Medical Center
Internal Medicine Residency Program
1998 – 2001

University of Alabama School of Medicine
Doctor of Medicine (M.D.)
1994 – 1998

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Licenses & certifications



Cardiovascular Disease
American Board of Internal Medicine
Issued 2005 · No Expiration Date

Nuclear Cardiology
Certification Board of Nuclear Cardiology
Issued 2004 · No Expiration Date





